Exhibit 99.1

LAW OFFICES
DOUGLAS, EDEN, PHILLIPS
DeRUYTRE & STANYER
A PROFESSIONAL SERVICE CORPORATION

422 West Riverside Avenue, Suite 909
Spokane, Washington 99201-0307
Phone: (509) 455-5300
Fax: (509) 455-5348
Ronald P. Douglas*	www.depdslaw.com
William D. Eden
Marc A. Phillips
Daniel B. DeRuyter*		Email: dbderuyter@depdlaw.com
Brent T. Stanyer		* Admitted in Washington and Idaho
_________________
Diane J. Kiepe
Ryan M. Douglas

November 6, 2008

Offer for Settlement Protected under Evidence Rule 408

Personal and Confidential
Fred and Linda Forsberg
c/o Mine Fabrication & Machine, Inc.
P.O. Box 1081
Pinehurst, ID   83850

Re:	Letter of Intent for the Asset Purchase Agreement and Mutual Release and Settlement of Claims

Dear Fred and Linda:

This letter is being written at your request for the consideration of American West Bank in giving its written commitment for at least $1.1 million in financing (“Commitment”) to United Mine Services, Inc. (“UMS”) for the asset purchases contemplated in the balance of this letter.  This letter is intended as a non-binding Letter of Intent for an Asset Purchase Agreement between Fred and Linda Forsberg, husband and wife (collectively “Forsbergs”), and Mine Fabrication & Machine, Inc. (“MineFab, Inc.”), an Idaho Corporation, and United Mine Services, Inc. (“UMS”), an Idaho Corporation.

Based on the recitals given below and by execution of this Letter of Intent by the parties, the parties agree that the salient provisions of the Asset Purchase Agreement will include the following:

1.	Sale by MineFab, Inc., of all of its assets (“Assets”) to UMS, except for a policy of life insurance on the life of Fred Forsberg and a truck used by Fred Forsberg.

2.	Sale by Forsbergs of certain real property located in Kellogg, Idaho, on which MineFab, Inc., presently conducts its operations (“Real Property”).

Fred and Linda Forsberg
November 6, 2008

3.	The purchase price for the Assets and Real Property will be $2.5 million (“Purchase Price”) to be paid by UMS at Closing, and as follows:
A.	$1.5 million in cash at Closing.
B.	$1 million (subject to an inventory adjustment) by two subordinated secured Promissory Notes of UMS, payable as follows:
(i.)
$500,000 payable in fixed, monthly installments, principal and interest fully amortized over a term of not more than ninety-six (96) months from Closing, with interest to accrue at the prime lending rate of American West Bank, plus one percent (1%), fixed at Closing (“Interest Rate”).

(ii.)
$500,000 payable with no payments due for a term of eight (8) years, and interest accrued at the Interest Rate, compounded annually, with a balloon payment for the full principal balance and accrued interest becoming due and payable not more than ninety-six (96) months from Closing, which principal balance of said Promissory Note may be converted, all or in part, into up to 1,500,000 shares of UMS voting common stock at $0.33 per share, at any time prior to three (3) months after the date on which UMS stock becomes publicly traded.

(iii.)	Subject only to the conversion right of the second note provided for in subparagraph 3.B.(ii.) each Promissory Note may be prepaid by UMS at any time, all or in part, without penalty.
(iv.)
Each Promissory Note shall be secured by the Assets and Real Property, which security shall be subordinate only to the financing extended by American West Bank and its Commitment.  If the American West Bank Note is personally guaranteed by any party or parties, then each Promissory Note herein shall be similarly guaranteed by said party or parties, and said guarantee or guarantees shall be subordinated to the guarantee or guarantees to American West Bank.

(v.)
Each Promissory Note shall contain cross-default provisions and with the American West Note, and shall be further collateralized on a subordinated basis, in the same manner and extent as provided to American West Bank by UMS in its Commitment.

(vi.)
Each Promissory Note shall contain late payment penalties of not more than ten (10) days for payment and thirty (30) days for any other default, and shall provide for recovery of attorneys fees and costs incurred for collection.  Each Promissory Note shall contain default cure provisions of not more than ten (10) days after notice for payment and (30) days after notice for any other default (or longer if diligently proceed to cure), and shall provide for recovery of attorneys fees and costs incurred for collection.

4.
The Purchase Price includes $250,000 to be allocated to inventory, which amount will be adjusted to the actual cost of inventory existing at Closing, with the value of any inventory sold in excess of $250,000 increasing the total Purchase Price and the amount of the 3.B.(i.) Promissory Note by the value of such inventory in excess of $250,000, and with the value of inventory less than $250,000 decreasing the total Purchase Price and the amount of the 3.B.(i.) Promissory Note by the difference between $250,000 and the value of all inventory sold.

Fred and Linda Forsberg
November 6, 2008

5.
The Assets and Real Property will be without lien or encumbrance, except for such restrictions of record as are common and acceptable to UMS and as shown on a policy of Title Insurance provided by the Forsbergs at Closing.

6.
The deadline for obtaining a written Commitment from American West Bank shall be December 31, 2008.  If a written Commitment is obtained on or before December 31, 2008, the Closing shall occur within five (5) business days after notice from American West bank that loan proceeds are available or by February 28, 2009, whichever is earlier.

7.	A Mutual Release and Settlement of All Claims among Forsbergs and UMS arising from the Stock Sale Agreement.

8.
The costs of each party’s attorneys, accountants, and other advisors in preparation of this Letter of Intent and any definitive Asset Purchase Agreement, shall be the cost of the parties incurring the same.  Except for the allocation of personal and real property taxes among the Assets and Real Property,

The basis for this Letter of Intent is that Forsbergs and UMS are parties to that Stock Sale and Purchase Agreement dated April 11, 2007, and as amended (“Stock Sale Agreement”), and the alleged default by UMS of its obligation to close the transaction under the Stock Sale Agreement.  The Forsbergs are not waiving any right, claim or actions against UMS or their agents by their signing of this Letter of Intent, nor is UMS waiving any right claim or action against the Forsbergs by its signing of this Letter of Intent.  The referenced Mutual Release and Settlement of Claims among the parties are referenced in item number 7, above, shall not be operative, nor shall it have any force and effect until the full Closing of the transaction contemplated by this Letter of Intent.

This is a non-binding Letter of Intent and is intended to be superseded in its entirety by a written and fully negotiated Asset Purchase Agreement.  The purpose for this Letter of Intent is to provide American West Bank with a summary of the salient terms of the contemplated transaction and for it to provide its Commitment.  Upon receipt of the Commitment, the parties will then begin to draft and negotiate the final terms, covenants and provisions of the Asset Purchase Agreement, including by not limited to, the sale of Assets and Real Property in exchange for the Purchase Price as detained herein.  This firm represents only the interests of the Forsbergs and MineFab, Inc.

If this Letter of Intent fairly outlines the intent of the parties, including the salient provisions of the transaction, I recommend that all parties sign a copy of this letter where indicated below, which signatures may be made in counterpart.  It is my further recommendation that when fully executed, a copy of this Letter of Intent be provided to the authorized agents of American West Bank to process

Fred and Linda Forsberg
November 6, 2008

their written Commitment.  The receipt of that written Commitment will justify the expenditure of professional fees and costs to begin the drafting and negotiation of the final Asset Purchase Agreement and to proceed to a timely Closing.

It is my pleasure being of service.  If there is any question, please do not hesitate to call.

Very truly yours,

DANIEL B. DERUYTER
DANIEL B. DeRUYTER

ACCEPTED:

Date 10-06-08	Date 11-6-08

FRED FORSBERG	United Mine Services, Inc.
Fred Forsberg

LINDA FORSBERG	GREG S. STEWART
Linda Forsberg	By:	Greg S. Stewart
	Its:	President

Mine Fabrication & Machine, Inc.

FRED FORSBERG
Fred Forsberg
Its:	President